Deutsche Bank reports 2021 profit before tax of € 3.5 billion

Net profit for 2021 rises more than fourfold to € 2.6 billion, highest since 2011

  Profit before tax rises threefold to € 3. 5 billion
  Adjusted profit before tax 1 of € 4. 9 billion, more than double 2020
  Fourth quarter loss before tax of € 66 million after transformation-related effects 1 of €45 6 million
  Announced intention to distribute approximately € 700 million of capital to shareholders

Core Bank: 2021 profit before tax rises 52% year on year to € 4.9 billion

  P rofit growth across all four core businesses
  Post-tax RoTE 1 of 6. 6%, up from 4.0 % in 2020, with adjusted post-tax RoTE 1 of 8 . 7%
  Adjusted profit before tax 1 up 4 9 % year on year to € 6. 2 billion

Capital Release Unit: RWA reduction ahead of end-2022 target with further P&L improvement

  RWAs reduced from € 34 billion to € 2 8 billion during 2021
  Leverage exposure reduced to € 39 billion, down from € 72 billion at end-2020
  Loss before tax reduced by 38 % year on year to € 1. 4 billion
  Prime Finance transfer to BNP Paribas completed on schedul e

Revenue growth maintained in 2021

  Group f ull year net revenues rise 6% year on year to € 25. 5 billion
  Momentum sustained in fourth quarter: net revenues up 5 % to € 5. 8 billion

2021 noninterest expenses up 1%, or € 289 million, to € 21.5 billion

  Transformation-related effects 1 of € 1. 5 billion, up 21%
  97% of total expected transformation-related effects 1 through end-2022 recognised
  Adjusted costs ex-transformation charges 1 and reimbursable Prime Finance-related expenses down 1% to € 19 .3 billion

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Risk, capital and balance sheet in line with goals

  P rovision for credit losses down 71% to € 5 15 million , 12 b ps of average loans
  Common Equity Tier 1 (CET1) capital ratio of 13. 2 % at end - 2021
  L everage ratio of 4.9% fully loaded and 5.0% on a phase-in basis

Sustainable Finance: record quarterly volume and rating upgrades

  Fourth quarter s ustainable financing and investment volumes of € 32 billion
  C umulative total of € 157 billio n since beginning of 2020 , of which € 112 billion in 2021
  O n track to exceed end-2023 target of at least € 200 billion

1 For a description of this and other non-GAAP financial measures, see ‘Use of non-GAAP financial measures’ on pp 17-25 of the fourth quarter 2021 Financial Data Supplement

Christian Sewing, Chief Executive Officer, said: “In 2021, we increased our net profit fourfold and delivered our best result in ten years while putting almost all of our expected transformation costs behind us. All four core businesses performed at or ahead of our plan, and our reduction of legacy assets progressed faster than expected. We are delighted to be resuming capital distributions to our shareholders as we promised in the summer of 2019. Our transformation progress and financial performance in 2021 provide a strong step-off point to achieve our target of a return on tangible equity of 8% in 2022.”

Deutsche Bank (XETRA: DBKGn.DB / NYSE: DB) today reported its highest full-year net profit since 2011. Profit before tax was € 3.5 billion in 2021, up by more than three times year on year, also the best for ten years.

Net profit was € 2.6 billion, a more than fourfold increase over 2020. Full-year 2021 results included transformation-related effects 1 of € 1.5 billion, up 21% versus 2020, as Deutsche Bank continued to execute its transformation programme.

Adjusted profit before tax 1 , which excludes transformation-related effects 1 and specific revenue items , more than doubled versus 2020 to € 4.9 billion. Post-tax return on average shareholders’ equity was 3.6%, up from 0.2% in 2020. Post-tax return on average tangible shareholders’ equity (RoTE) 1 was 4.0%, versus 0.2% in the prior year.

In the fourth quarter, loss before tax was € 66 million and net profit was € 214 million, nearly unchanged year on year. The fourth quarter tax benefit reflected a positive deferred tax asset valuation adjustment of € 274 million resulting from the strong performance of Deutsche Bank’s US operations. Net revenues in the quarter were € 5.8 billion, up 5% year on year, while noninterest expenses rose 11% year on year. This increase partly reflected a 17% year on year rise in transformation-related effects 1 to € 456 million. Adjusted profit before tax 1 , which excludes these effects, was € 380 million, down 43% year on year.

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On January 26, 2022, Deutsche Bank announced actions which would provide total capital distributions to shareholders of approximately € 700 million. This represents the first step towards the bank’s previously announced commitment to return € 5 billion of capital to shareholders over time. The Management Board has decided to initiate a share repurchase programme of € 300 million, to be completed in the first half of 2022, and intends to propose to the Annual General Meeting a cash dividend of € 0.20 per share for the financial year 2021.

Core Bank: profit before tax up 52% to € 4.9 billion in 2021

In the Core Bank, which excludes the Capital Release Unit, profit before tax was € 4.9 billion, up 52% year on year, while adjusted profit before tax 1 rose 49% to € 6.2 billion. Post-tax RoTE was 6.6%, up from 4.0% in the prior year, while adjusted post-tax RoTE 1 was 8.7%, up from 5.7%. The Core Bank’s cost/income ratio was 79%, slightly down from 2020.

All core businesses contributed to year on year growth in profit before tax in 2021, as follows:

  Corporate Bank: up 8 6 % to € 1.0 b illion ;
  Investment Bank: up 1 7 % to € 3.7 billion ;
  Private Bank: up by € 465 million to € 3 66 million ;
  Asset Management: up 50% to € 81 6 million .

In the fourth quarter, Core Bank profit before tax was € 287 million, down 55% year on year. Revenue growth of 3% was offset by growth of 12% in noninterest expenses which partly reflected a 31% year on year rise in transformation-related effects 1 to € 435 million. Adjusted profit before tax 1 , which excludes these effects, was € 713 million in the quarter, down 31% year on year.

Capital Release Unit: continued portfolio reduction, bottom line improvement and completion of Prime Finance transfer

The Capital Release Unit delivered another year of significant portfolio reduction while further reducing the cost of de-leveraging in 2021. The transfer of clients, technology and key staff from Deutsche Bank’s Global Prime Finance and Electronic Equities businesses to BNP Paribas was successfully completed by the end of 2021, meeting the targeted timeline.

At year-end, risk weighted assets (RWAs) were reduced to € 28 billion, down from € 34 billion at the end of 2020 and ahead of Deutsche Bank’s end-2022 target of € 32 billion. As at year end, the Unit’s RWAs included Operational Risk RWAs of € 20 billion. Leverage exposure was € 39 billion at the end of 2021, down 46% from € 72 billion at the end of 2020.

Since its inception in mid-2019, the Capital Release Unit has reduced RWAs by 57%, or € 37 billion, and leverage exposure by 84%, or € 210 billion.

The Capital Release Unit reported a substantial improvement in P&L in 2021. The loss before tax was € 1.4 billion, down 38% from a loss before tax of € 2.2 billion in 2020. This improvement was primarily driven by a 26% reduction in noninterest expenses, reflecting a 35% reduction in adjusted costs ex-transformation charges 1 during the year.

In the fourth quarter, the Capital Release Unit reported a loss before tax of € 352 million, a 15% loss reduction compared to the fourth quarter of 2020.

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Revenues: fourth quarter growth includes record revenues in Asset Management

Net revenues were € 25.5 billion in 2021, up 6% versus 2020. Revenue growth continued in the fourth quarter, with net revenues up 5% year on year to € 5.8 billion. Within Deutsche Bank’s core businesses, revenue development in 2021 was as follows:

  Corporate Bank net revenues were € 5. 2 billion, flat versus 2020. The Corporate Bank grew business volumes , with € 8 billion in loan growth and € 18 billion in deposit growth during 2021 . A ccounts with deposits of € 101 billion were covered by deposit repricing agreements by year-end , which contributed revenues of € 364 million in 2021 . These factors successfully offset interest rate headwinds. In the fourth quarter, net revenues were € 1. 4 billion, up 10 % year on year , the highest revenues of any quarter since the formation of the Corporate Bank in 2019, as an easing of interest rate headwinds and business volume growth positively impacted revenues . Both Corporate Treasury Services and Institutional Client Services achieved revenue growth of 1 2%, while Business B anking revenues declined 1% , reflecting ongoing interest rate headwinds .
  Investment Bank net revenues rose 4% to € 9.6 billion in 2021 . Revenues in Fixed Income & Currencies (FIC) Sales & trading were essentially flat year on year, while revenues in Origination & Advisory rose 23% . Deutsche Bank re gained the N o. 1 position in Origination & Advisory in Germany for the year 2021 with a share of 9.2% (source: Dealogic ). In the fourth quarter , Investment Bank net revenues were € 1.9 billion, up 1% year on year. A 1 4 % decline in FIC revenues versus a strong prior year quarter was offset by 29% growth in Origination & Advisory revenues , the eighth consecutive quarter of year on year revenue growth .
  Private Bank net revenues were € 8.2 billion in 2021, up 1% year on year , or up 2% if adjusted for forgone revenues resulting from the German Federal Court of Justice ( BGH ) ruling on customer consent for pricing changes on current accounts and the non-recurrence of a negative prior year impact from the sale of Postbank Systems AG . The P rivate Bank generated b usiness volume growth of € 45 billion in 2021, 50 % ahead of its target threshold, including € 23 billion in net inflows into investment products and € 15 billion in net new client loans. Volume growth more than offset the adverse revenue impact of interest rate headwinds . Business volumes in 2021 included environmental, social and governance ( ESG ) assets under management of € 26 billion and growth in ESG client loans of € 4 billion . In the fourth quarter , Private Bank net revenues were € 2.0 billion, up 4% . Revenues in P rivate Bank Germany were up 8% , or down 2 % if adjusted for the prior year impact of Postbank Systems and the BGH ruling . R evenues in the International Private Bank were down 2%, or up 6 % if adjusted for the non-recurrence of prior year revenues relating to Sal. Oppenheim workout activities .

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  Asset Management net revenues grew 21% to € 2.7 billion in 2021 , reflecting growth in both management fees and performance fees . Assets under management grew to a record € 92 8 billion at the end of 2021, up € 13 5 billion or 17% during the year . This was partly driven by record 12-month net inflows of € 4 8 billion , with inflows across Active, Passive and Alternative assets . Full year inflows in ESG assets were € 19 billion, or around 40% of total net inflows. In the fourth quarter , Asset Management net revenues were a record € 78 9 million, up 3 2 % versus the fourth quarter of 2020. Assets under management grew by € 4 5 billion in the quarter, including net inflows of € 15 billion , the seventh consecutive quarter of net inflows , including € 6 billion of ESG a ssets .

Expenses: 97% of total transformation-related effects already recognised

Noninterest expenses were € 21.5 billion in 2021, up 1% year on year. These included transformation-related effects 1 of € 1.5 billion, up 21% year on year, predominantly driven by transformation charges of € 1.0 billion, up from € 490 million in 2020. By the end of 2021, 97% of total transformation-related effects 1 anticipated through the end of 2022 were already recognised. Adjusted costs ex-transformation charges 1 and reimbursable expenses related to Prime Finance were down 1% year on year to € 19.3 billion, a reduction of 10% since 2019.

Deutsche Bank’s workforce was reduced to 82,969 full-time equivalents (FTEs) at the end of 2021, down by 1,690 FTEs since the end of 2020, despite continued internalisation of external contract staff and selective hiring to support business growth. This compares to 90,866 FTEs at the launch of the transformation programme in July 2019.

In the fourth quarter, noninterest expenses rose by 11% to € 5.6 billion. These include transformation-related effects of € 456 million, up 17% year on year, primarily reflecting a 46% rise in restructuring and severance expenses. Adjusted costs ex-transformation charges and reimbursable expenses related to Prime Finance 1 rose 6% to € 4.9 billion, or 4% if adjusted for exchange rate movements. This development was driven by higher compensation expenses which primarily reflected improved business performance, and technology costs reflecting the execution of the bank’s technology and platform strategies.

Credit provisions: significant reduction versus 2020

Provision for credit losses was € 515 million in 2021, down 71% versus 2020, reflecting a supportive credit environment, high quality loan book and continued strict risk discipline against a backdrop of economic recovery due to the easing of COVID-19 restrictions during 2021. Provision for credit losses was 12 basis points of average loans, down from 41 basis points in 2020.

In the fourth quarter, provision for credit losses was € 254 million, essentially flat compared to the fourth quarter of 2020. A lower net release for performing (Stage 1 and 2) loans of € 5 million, down from a net release of € 101 million in the prior year quarter, was offset by a 26% year on year reduction in provision for non-performing (Stage 3) loans to € 259 million.

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Conservative capital and balance sheet management throughout 2021

The Common Equity Tier 1 (CET1) capital ratio was 13.2% at the end of 2021, compared to 13.6% at the end of 2020. RWAs increased from € 329 billion to € 352 billion during the year. The full-year CET1 ratio development reflects a net negative impact of approximately 90 basis points from regulatory and methodology changes during 2021, partly offset by reductions in Market Risk and Operational Risk RWAs and organic capital growth through retained earnings. These enabled Deutsche Bank to support both increased lending to clients and future distributions to shareholders, while maintaining its commitment to a CET1 ratio above 12.5%.

In the fourth quarter, the CET1 capital ratio, at 13.2%, was 22 basis points higher than in the third quarter. The ratio benefited from an increase in CET1 capital, reflecting the positive impact of a regulatory-driven reversal of capital deductions. RWA remained essentially flat during the quarter, as growth in Credit Risk RWAs, reflecting business growth in the Core Bank, was largely offset by reductions in Market Risk and Operational Risk RWAs.

The Leverage ratio was 5.0% in the fourth quarter on a phase-in basis and 4.9% on a fully loaded basis, compared to a phase-in leverage ratio of 4.9% and 4.8% fully loaded at the end of the third quarter. This improvement primarily reflected the issuance of € 1.25 billion of Additional Tier 1 (AT1) capital during the quarter. These ratios exclude certain central bank balances under applicable rules. Including these balances, the fully loaded Leverage ratio would have been 4.5% in the quarter, and 4.6% on a phase-in basis, in line with the bank’s 2022 financial target of around 4.5% fully loaded.

Liquidity reserves were € 241 billion at year-end, versus € 249 billion at the end of the third quarter, including High Quality Liquid Assets of € 207 billion. The Liquidity Coverage Ratio was 133%, well above the regulatory requirement of 100% and a surplus of € 52 billion. The Net Stable Funding Ratio was 120% at year-end, at the top of the bank’s target range of 115-120%, with a surplus of € 101 billion above required levels.

Sustainable Finance: record quarterly volume accelerates progress

By the end of 2021, cumulative environmental, social and governance (ESG)-related financing and investment volumes reached € 157 billion ex-DWS since the beginning of 2020. This significantly exceeds Deutsche Bank’s target of at least € 100 billion by year-end 2021 and is on track to exceed the bank’s target of at least € 200 billion by year-end 2023.

ESG-related financing and investment volumes were a record € 32 billion ex-DWS in the fourth quarter, bringing the full year 2021 total to € 112 billion. In the fourth quarter, Deutsche Bank’s businesses contributed as follows:

  Corporate Bank : € 8 billion in sustainable financing in the quarter , raising the business’ cumulative total since the beginning of 2020 to € 26 billion;

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  Investment Bank : € 14 billion in fourth quarter sustainable financing and capital market issuance, for a cumulative total of € 87 billion. In 2021, Deutsche Bank ranked 5 th globally in ESG-related debt and sustainability-linked bond issuance as measured by fees, up from 8 th in the full year 2020 and 13 th in 2019 (Source: Dealogic );
  Private Bank : € 9 billion growth in ESG assets under management and a further € 1 billion in new client lending, raising the Private Bank’s cumulative total to € 44 billion.

During the fourth quarter, Deutsche Bank’s progress in sustainable banking was recognised by ratings upgrades from several independent agencies:

  The UK-based non-profit organisation CDP raised Deutsche Bank’s rating to B, reflecting a more active approach and taking co-ordinated a ction on climate issues ;
  S&P raised Deutsche Bank’s rating in its annual Global Corporate Sustainability assessment, enabling the bank to return to the Dow Jones Sustainability Europe Index;
  Deutsche Bank’s Sustainalytics score improved, reducing the risk rating from ‘high’ to ‘medium’.

Cumulative ESG volumes include sustainable financing (flow) and investments (stock) in the Corporate Bank, Investment Bank and Private Bank from January 1 2020 to date, as set forth in Deutsche Bank’s Sustainability Deep Dive of May 20, 2021. Products in scope include capital market issuance (bookrunner share only), sustainable financing and period-end assets under management. Cumulative volumes and targets do not include ESG assets under management within DWS, which are reported separately by DWS.

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Group results at a glance	Three months ended				Twelve months ended
in € m (unless stated otherwise)	Dec 31, 2021	Dec 31, 2020	Absolute Change	Change in %	Dec 31, 2021	Dec 31, 2020	Absolute Change	Change in %
Net revenues:
Of which:
Corporate Bank (CB)	1,352	1,226	126	10	5,150	5,146	4	0
Investment Bank (IB)	1,913	1,892	21	1	9,631	9,286	345	4
Private Bank (PB)	2,040	1,963	77	4	8,234	8,126	109	1
Asset Management (AM)	789	599	190	32	2,708	2,229	478	21
Capital Release Unit (CRU)	5	(65)	70	N/M	26	(225)	251	N/M
Corporate & Other (C&O)	(347)	(113)	(233)	N/M	(211)	(552)	340	(62)
Total net revenues	5,752	5,501	251	5	25,538	24,011	1,527	6
Provision for credit losses	254	251	3	1	515	1,792	(1,276)	(71)
Noninterest expenses:
Compensation and benefits	2,715	2,475	241	10	10,418	10,471	(53)	(1)
General and administrative expenses	2,693	2,449	244	10	10,821	10,259	561	5
Impairment of goodwill and other intangible assets	2	0	2	N/M	5	0	4	N/M
Restructuring activities	154	103	50	49	261	485	(224)	(46)
Total noninterest expenses	5,564	5,027	536	11	21,505	21,216	289	1
Profit (loss) before tax	(66)	222	(288)	N/M	3,518	1,003	2,515	N/M
Income tax expense (benefit)	(280)	8	(287)	N/M	923	391	532	136
Profit (loss)	214	215	(1)	(0)	2,595	612	1,983	N/M
Profit (loss) attributable to noncontrolling interests	52	42	10	24	144	129	15	12
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	162	173	(11)	(6)	2,451	483	1,968	N/M
Profit (loss) attributable to additional equity components	118	96	23	24	426	382	44	12
Profit (loss) attributable to Deutsche Bank shareholders	43	77	(34)	(44)	2,025	101	1,923	N/M

Common Equity Tier 1 capital ratio	13.2%	13.6%	(0.4) ppt	N/M	13.2%	13.6%	(0.4) ppt	N/M
Leverage ratio (fully loaded)	4.9%	4.7%	0.2 ppt	N/M	4.9%	4.7%	0.2 ppt	N/M
Total assets (in € bn) [1]	1,325	1,325	(0)	(0)	1,325	1,325	(0)	(0)
Loans (gross of allowance for loan losses, in € bn) [1]	477	432	45	11	477	432	45	11
Deposits (in € bn) [1]	604	568	37	6	604	568	37	6
Employees (full-time equivalent) [1]	82,969	84,659	(1,690)	(2)	82,969	84,659	(1,690)	(2)
N/M – Not meaningful
Prior year segmental information presented in the current structure.
[1] As of quarter end.

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Core Bank results at a glance

	Three months ended				Twelve months ended
in € m (unless stated otherwise)	Dec 31, 2021	Dec 31, 2020	Absolute Change	Change in %	Dec 31, 2021	Dec 31, 2020	Absolute Change	Change in %
Net revenues:
Corporate Bank (CB)	1,352	1,226	126	10	5,150	5,146	4	0
Investment Bank (IB)	1,913	1,892	21	1	9,631	9,286	345	4
Private Bank (PB)	2,040	1,963	77	4	8,234	8,126	109	1
Asset Management (AM)	789	599	190	32	2,708	2,229	478	21
Corporate & Other (C&O)	(347)	(113)	(233)	N/M	(211)	(552)	340	(62)
Total net revenues	5,747	5,566	181	3	25,512	24,236	1,276	5
Provision for credit losses	260	273	(12)	(5)	557	1,763	(1,206)	(68)
Noninterest expenses:
Compensation and benefits	2,685	2,447	238	10	10,290	10,303	(13)	(0)
General and administrative expenses	2,360	2,107	253	12	9,515	8,485	1,030	12
Impairment of goodwill and other intangible assets	2	0	2	N/M	5	0	4	N/M
Restructuring activities	154	101	53	52	263	480	(217)	(45)
Total noninterest expenses	5,200	4,655	546	12	20,073	19,269	804	4
Noncontrolling interests	0	0	0	N/M	0	0	(0)	N/M
Profit (loss) before tax	287	639	(352)	(55)	4,882	3,203	1,678	52

Total assets (in € bn) [1]	1,193	1,127	66	6	1,193	1,127	66	6
Loans (gross of allowance for loan losses, in € bn) [1]	475	429	46	11	475	429	46	11
Employees (full-time equivalent) [1]	82,702	84,181	(1,479)	(2)	82,702	84,181	(1,479)	(2)
N/M – Not meaningful
Prior year segmental information presented in the current structure.
[1] As of quarter end.

Segment results in detail

Corporate Bank

Full year

Profit before tax increased by 86% to € 1.0 billion. Adjusted profit before tax 1 rose by 70% year on year to € 1.2 billion. This increase was primarily driven by lower credit loss provisions, lower litigation charges as well as lower adjusted costs, partly offset by higher severance and restructuring. Post-tax RoTE 1 rose to 6.7%, up from 3.4% in 2020, and adjusted post-tax RoTE 1 rose to 8.0%.

Net revenues were € 5.2 billion, flat versus 2020, as business volume growth and deposit repricing offset interest rate headwinds. The Corporate Bank grew client loans by € 8 billion and deposits by € 18 billion during 2021. By year-end, accounts with deposits of € 101 billion were covered by repricing agreements, contributing € 364 million in revenues in the year.

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Noninterest expenses were € 4.2 billion, down 2% year on year, partly reflecting significantly lower litigation expenses than in the prior year. Adjusted costs ex-transformation charges 1 were € 4.0 billion, down 1%, driven by headcount reduction and other initiatives. Severance and restructuring expenses rose 42% year on year.

Provision for credit losses was a net release of € 3 million, compared to provisions of € 364 million in 2020, reflecting low levels of impairments and releases of Stage 1 and 2 provisions compared to the prior year.

Fourth quarter

Profit before tax grew 50% year on year to € 228 million, and adjusted profit before tax 1 rose by 55% to € 312 million. Post-tax RoTE 1 was 5.8%, up from 4.0% in the prior year quarter.

Net revenues were € 1.4 billion, 10% higher year on year, with further progress on repricing agreements and solid underlying performance supported by fee income and loan growth. Interest rate headwinds also started to ease in the final quarter. Accounts with deposits of € 101 billion were covered by repricing agreements by quarter-end, up from € 94 billion at the end of the third quarter, contributing € 109 million in quarterly net revenues.

Corporate Treasury Services net revenues were € 828 million, 12% higher year on year driven by further progress on deposit repricing, business initiatives including loan growth, as well as recoveries related to credit protection.

Institutional Client Services net revenues were € 343 million, 12% higher year on year with underlying growth across all segments.

Business Banking net revenues were € 181 million, 1% lower year on year and down 5% ex-specific items, as progress on deposit repricing was offset by ongoing interest rate headwinds.

Noninterest expenses were € 1.1 billion, 8% higher year on year, partly driven by higher restructuring and severance charges. Adjusted costs ex-transformation charges 1 were € 1.0 billion, up 3% year on year, driven by higher technology costs and variable compensation.

Provision for credit losses was € 47 million in the quarter, compared to € 73 million in the prior year quarter, driven by continued low impairments and net releases of provisions for performing (Stage 1 and 2) loans.

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Corporate Bank results at a glance

	Three months ended				Twelve months ended
in € m (unless stated otherwise)	Dec 31, 2021	Dec 31, 2020	Absolute Change	Change in %	Dec 31, 2021	Dec 31, 2020	Absolute Change	Change in %
Net revenues:
Corporate Treasury Services	828	738	91	12	3,130	3,125	5	0
Institutional Client Services	343	304	38	12	1,294	1,274	20	2
Business Banking	181	183	(2)	(1)	726	747	(21)	(3)
Total net revenues	1,352	1,226	126	10	5,150	5,146	4	0
Provision for credit losses	47	73	(26)	(35)	(3)	364	(367)	N/M
Noninterest expenses:
Compensation and benefits	381	347	34	10	1,447	1,402	46	3
General and administrative expenses	674	655	19	3	2,659	2,813	(154)	(5)
Impairment of goodwill and other intangible assets	2	0	2	N/M	5	0	5	N/M
Restructuring activities	21	(1)	22	N/M	42	28	13	47
Total noninterest expenses	1,077	1,001	76	8	4,153	4,243	(90)	(2)
Noncontrolling interests	0	0	0	N/M	0	0	0	N/M
Profit (loss) before tax	228	152	76	50	1,000	539	461	86

Total assets (in € bn) [1]	246	238	8	3	246	238	8	3
Loans (gross of allowance for loan losses, in € bn) [1]	122	115	8	7	122	115	8	7
Employees (full-time equivalent) [1]	13,265	13,320	(55)	(0)	13,265	13,320	(55)	(0)
N/M – Not meaningful
Prior year segmental information presented in the current structure.
[1] As of quarter end.

Investment Bank

Full year

Profit before tax was € 3.7 billion, up 17%, and post-tax RoTE 1 was 10.7%, up from 9.7% in the prior year. Revenue growth and lower provision for credit losses more than offset higher noninterest expenses.

Net revenues were € 9.6 billion, up 4% year on year. The increase reflected significantly higher revenues in Origination & Advisory while Fixed Income & Currency (FIC) Sales & Trading revenues were in line with the prior year.

FIC Sales & Trading revenues were € 7.1 billion, essentially flat year on year. Credit revenues were higher across both Financing and Trading, the latter driven by the distressed business. This was offset by a decline in revenues across other trading businesses, reflecting more challenging conditions compared to a very favourable trading environment in 2020.

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Origination & Advisory revenues were € 2.6 billion, up 23% year on year, with growth in all businesses. Debt Origination revenues were slightly higher as strong market activity drove materially higher Leveraged Debt Capital Market revenues, which more than offset normalised Investment Grade debt issuance revenues versus the prior year. Strong growth in Equity Origination revenues was primarily driven by record Special Purpose Acquisition Company (SPAC) activity in the first quarter and subsequent SPAC merger (de-SPAC) revenues through the year. Advisory revenues were significantly higher, reflecting the growth in M&A activity and record volumes during the year. Deutsche Bank ranked no 1 for Origination & Advisory in Germany in 2021 (source: Dealogic ).

Full year noninterest expenses were € 5.8 billion, up 8% year on year, primarily due to increased compensation costs, higher bank levy allocations and a 35% rise in transformation-related effects 1 . The latter was driven by a year on year rise in restructuring and severance expenses, reflecting an acceleration of right-sizing efforts compared to 2020.

Provision for credit losses was € 104 million, or 14 bps of average loans, down from € 690 million in 2020. The year on year decline reflected lower levels of COVID-related impairments.

Fourth quarter

Profit before tax was € 319 million, down 47% versus the prior year quarter. The decline was driven by significantly higher noninterest expenses and increased credit loss provisions, with revenues broadly flat.

Net revenues were € 1.9 billion, essentially flat year on year, as a decline versus a very strong prior year quarter in Fixed Income & Currency (FIC) Sales & Trading revenues was offset by strong growth in Origination & Advisory revenues.

FIC Sales & Trading revenues were € 1.2 billion, down 14% year on year. Financing revenues were significantly higher, reflecting strong performance across products. This was more than offset by a decline in trading revenues, reflecting less favourable market conditions than in the prior year quarter. The net impact of episodic items was slightly positive, driven by higher revenues in distressed products.

Origination & Advisory revenues were € 681 million, up 29% year on year and marking the eighth consecutive quarter of year on year growth. Debt Origination revenues were higher, with strong market activity driving materially higher Leveraged Debt Capital Market revenues, with revenues in Investment Grade (IG) debt essentially flat year on year. Equity Origination revenues were lower, reflecting reduced primary SPAC activity. Advisory revenues were significantly higher, driven by strong deal closure and market share gains. Deutsche Bank ranked No. 1 in EMEA IG debt (source: Dealogic ).

Noninterest expenses were € 1.5 billion, up 22% year on year, primarily driven by increased variable compensation costs reflecting business performance along with a rise in transformation-related effects 1 .

Provision for credit losses was € 64 million, or 30 bps of average loans, up from € 30 million in the prior year quarter, driven by the non-recurrence of releases on performing (Stage 1 and 2) loans in the prior year period.

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Investment Bank results at a glance

	Three months ended				Twelve months ended
in € m (unless stated otherwise)	Dec 31, 2021	Dec 31, 2020	Absolute Change	Change in %	Dec 31, 2021	Dec 31, 2020	Absolute Change	Change in %
Net revenues:
Fixed Income, Currency (FIC) Sales & Trading	1,198	1,388	(190)	(14)	7,063	7,074	(11)	(0)
Debt Origination	373	315	59	19	1,573	1,500	73	5
Equity Origination	116	139	(23)	(16)	544	369	174	47
Advisory	192	75	117	156	491	244	247	101
Origination & Advisory	681	529	153	29	2,608	2,114	494	23
Other	33	(25)	58	N/M	(40)	99	(139)	N/M
Total net revenues	1,913	1,892	21	1	9,631	9,286	345	4
Provision for credit losses	64	30	34	114	104	690	(587)	(85)
Noninterest expenses:
Compensation and benefits	612	472	140	30	2,199	2,081	118	6
General and administrative expenses	886	789	98	12	3,583	3,323	260	8
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	35	(4)	40	N/M	47	14	33	N/M
Total noninterest expenses	1,534	1,256	278	22	5,830	5,418	411	8
Noncontrolling interests	(4)	7	(10)	N/M	(17)	11	(29)	N/M
Profit (loss) before tax	319	599	(280)	(47)	3,715	3,166	549	17

Total assets (in € bn) [1]	616	574	42	7	616	574	42	7
Loans (gross of allowance for loan losses, in € bn) [1]	93	69	24	34	93	69	24	34
Employees (full-time equivalent) [1]	7,202	7,584	(382)	(5)	7,202	7,584	(382)	(5)
N/M – Not meaningful
Prior year segmental information presented in the current structure.
[1] As of quarter end.

Private Bank

Full year

Profit before tax was € 366 million in 2021, after transformation-related effects 1 of € 458 million. This compares to a loss before tax of € 99 million in 2020, which included transformation-related effects 1 of € 642 million and a negative revenue impact from the sale of Postbank Systems AG. Adjusted profit before tax 1 was € 721 million in 2021, up 39% year on year, despite a negative impact of € 284 million from the BGH ruling. The improvement mainly reflected revenue growth and lower provision for credit losses. Post-tax RoTE 1 was 1.5%, up from a negative 1.5% in 2020, and would have been 5.5% on an adjusted basis and excluding the impact of the BGH ruling.

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Net revenues were € 8.2 billion, up 1% compared to 2020. Revenues were up 2% year on year if adjusted for the aforementioned impacts of the prior year sale of Postbank Systems and the BGH ruling. Both the Private Bank Germany and the International Private Bank achieved business growth in investment products and loans which more than offset significant interest rate headwinds. Revenues also benefited from the ECB’s TLTRO III programme.

New business growth was € 45 billion in 2021, 50% ahead of the full-year target of over € 30 billion including € 23 billion of net inflows in investment products and € 15 billion of net new client loans.

Noninterest expenses were € 7.4 billion, down 1% year on year, reflecting lower transformation-related effects 1 partly offset by higher litigation charges due to the BGH ruling.

Adjusted costs ex-transformation charges 1 increased by 1% year on year. Incremental savings from transformation initiatives were offset by higher spend for technology and internal services, higher costs for deposit protection schemes and higher variable compensation driven by improved business performance. The increase also reflected the non-recurrence of a one-time benefit in the prior year associated with pension obligations. During 2021, the Private Bank reduced its internal workforce by 6% and closed more than 180 branches.

Provision for credit losses was € 446 million, down 37% year on year and 18 bps of average loans, down from 31 bps in 2020. This development reflected a more benign macroeconomic environment, tight risk discipline and a high-quality loan book.

Fourth quarter

The loss before tax was € 51 million, compared to a profit before tax of € 15 million in the prior year period. Adjusted profit before tax 1 was € 160 million in the quarter, up 28% year on year.

Net revenues were € 2.0 billion, up 4%, reflecting the non-recurrence of the aforementioned impacts from the sale of Postbank Systems AG, a reduction of € 63 million in revenues from Sal. Oppenheim workout activities compared to the prior year quarter, and the impact of the BGH ruling. Revenues excluding specific items and BGH impact were up 1% compared to the prior year quarter. Ongoing headwinds from low interest rates were offset by continued business growth: net new business volumes were € 7 billion in the quarter, including net inflows into investment products of € 1 billion and net new client loans of € 4 billion.

The Private Bank Germany generated net revenues of € 1.3 billion, up 8%, partly reflecting the aforementioned positive impact of Postbank Systems and the BGH ruling. Excluding these impacts, revenues were down 2%, with ongoing deposit margin compression impacts partially offset by business growth in investment and mortgage products.

In the International Private Bank , net revenues were € 772 million, down 2% year on year, or up 6% if adjusted for Sal. Oppenheim workout activities, driven by sustained business growth in investment products and loans, supported by positive exchange rate movements.

Assets under Management increased by € 11 billion to € 553 billion at quarter end, driven by net inflows of € 3 billion, € 7 billion market appreciation and € 2 billion exchange rate movements.

Noninterest expenses were € 2.0 billion, up 10% versus the prior year quarter with adjusted costs ex-transformation charges 1 of € 1.7 billion, up 10%. The increase mainly reflected the non-recurrence of a one-time benefit associated with pension obligations in the prior year period, higher spend for technology and internal services, and higher variable compensation expenses. These negative factors were partly offset by incremental savings from transformation initiatives including workforce reductions.

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Provision for credit losses was € 139 million, down 20% year on year, and 22 basis points of average loans, reflecting tight risk discipline and a high-quality loan book.

Private Bank results at a glance

		Three months ended				Twelve months ended
in € m (unless stated otherwise)	Dec 31, 2021	Dec 31, 2020	Absolute Change	Change in %	Dec 31, 2021	Dec 31, 2020	Absolute Change	Change in %
Net revenues:
Private Bank Germany	1,268	1,171	96	8	5,008	4,989	19	0
International Private Bank	772	792	(20)	(2)	3,226	3,136	90	3
IPB Personal Banking [1]	227	220	6	3	908	870	38	4
IPB Private Banking and Wealth Management [2]	545	572	(26)	(5)	2,318	2,266	52	2
Total net revenues	2,040	1,963	77	4	8,234	8,126	109	1
Of which:
Net interest income	1,133	994	139	14	4,601	4,499	102	2
Commissions and fee income	846	787	59	8	3,207	3,052	155	5
Remaining income	61	182	(122)	(67)	426	574	(148)	(26)
Provision for credit losses	139	173	(34)	(20)	446	711	(265)	(37)
Noninterest expenses:
Compensation and benefits	717	669	48	7	2,810	2,863	(53)	(2)
General and administrative expenses	1,137	1,011	126	12	4,440	4,238	202	5
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	98	95	3	3	173	413	(240)	(58)
Total noninterest expenses	1,952	1,775	177	10	7,423	7,513	(91)	(1)
Noncontrolling interests	(0)	0	(0)	N/M	0	0	(0)	(87)
Profit (loss) before tax	(51)	15	(67)	N/M	366	(99)	465	N/M

Total assets (in € bn) [3]	310	297	14	5	310	297	14	5
Loans (gross of allowance for loan losses, in € bn) [3]	254	237	17	7	254	237	17	7
Assets under Management (in € bn) [3]	553	493	59	12	553	493	59	12
Net flows (in € bn)	3	5	(1)	(30)	30	16	14	88
Employees (full-time equivalent) [3]	28,100	29,764	(1,665)	(6)	28,100	29,764	(1,665)	(6)
N/M – Not meaningful
Prior year segmental information presented in the current structure.
[1] Including small businesses in Italy, Spain and India. [2] Including small & mid caps in Italy, Spain and India [3] As of quarter end.

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Asset Management

Full year

Profit before tax was € 816 million, up 50%, while adjusted profit before tax was € 840 million, up 43%. The strong increase was driven by significantly higher revenues.

Net revenues for 2021 were € 2.7 billion, up 21%, mainly due to increased management fees and supported by higher performance fees and other revenues, partly reflecting seven consecutive quarters of net inflows and growth in Assets under Management.

Noninterest expenses were € 1.7 billion in 2021, up 9%. Adjusted costs ex- transformation charges 1 increased by 10%, reflecting higher compensation and benefits costs and increased costs for services in connection with higher Assets under Management and volumes. The cost/income ratio was 61%, an improvement of 7 percentage points over the prior year.

Net inflows were a record € 48 billion. A positive net flow rate of 6% of Assets under Management was in line with the medium-term target of more than 4% on average. This was primarily driven by Passive and Active (excluding cash) and further supported by Alternatives and Cash products. ESG dedicated funds accounted for 40% of total annual net inflows.

Assets under Management grew by € 135 billion, or 17%, to € 928 billion during 2021, driven by a combination of record net inflows, supportive market developments and positive exchange rate movements.

Fourth quarter

Profit before tax was € 259 million in the quarter, up by 65% year on year. Adjusted profit before tax 1 rose 64% to € 271 million, mainly driven by strong revenue growth.

Net revenues were € 789 million, a record quarterly figure, up 32% year on year, mainly due to higher performance and management fees.

Noninterest expenses were € 452 million in the fourth quarter, up 13%, reflecting higher compensation costs and the aforementioned costs connected with higher Assets under Management and volumes.

Adjusted costs, excluding transformation charges , increased by 13% to € 439 million, reflecting both higher general and administrative expenses and compensation and benefits.

Net inflows were € 15 billion . ESG dedicated funds continued to attract strong demand and accounted for a record € 6 billion, 40% of fourth quarter net inflows, after ESG inflows of € 4 billion and € 5 billion in the second and third quarters respectively.

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Asset Management results at a glance

	Three months ended				Twelve months ended
in € m (unless stated otherwise)	Dec 31, 2021	Dec 31, 2020	Absolute Change	Change in %	Dec 31, 2021	Dec 31, 2020	Absolute Change	Change in %
Net revenues:
Management Fees	629	551	78	14	2,370	2,136	233	11
Performance and transaction fees	126	33	93	N/M	212	90	122	135
Other	0	0	0	N/M	0	0	0	N/M
Total net revenues	789	599	190	32	2,708	2,229	478	21
Provision for credit losses	4	0	4	N/M	5	2	3	148
Noninterest expenses:
Compensation and benefits	210	182	29	16	822	740	82	11
General and administrative expenses	241	205	36	18	840	763	77	10
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	(0)	N/M
Restructuring activities	0	12	(12)	(100)	2	22	(20)	(92)
Total noninterest expenses	452	399	53	13	1,664	1,526	138	9
Noncontrolling interests	74	43	31	73	223	157	66	42
Profit (loss) before tax	259	157	102	65	816	544	272	50

Total assets (in € bn) [1]	10	9	1	10	10	9	1	10
Assets under Management (in € bn) [1]	928	793	135	17	928	793	135	17
Net flows (in € bn)	15	14	1	N/M	48	30	17	N/M
Employees (full-time equivalent) [1]	4,072	3,926	146	4	4,072	3,926	146	4
N/M – Not meaningful
Prior year segmental information presented in the current structure.
[1] As of quarter end.

Corporate & Other

C&O reported a loss before tax of € 1.0 billion in 2021 compared to a loss before tax of € 947 million in 2020, primarily reflecting higher noninterest expenses.

Net revenues were negative € 211 million in 2021, compared to negative € 552 million in 2020. Revenues related to valuation and timing differences were € 286 million in 2021, compared to negative € 103 million in 2020. This improvement was driven by the positive mark-to-market impact from interest rate hedging activities in connection with the bank’s funding arrangements where hedge accounting cannot be applied. Net revenues relating to funding and liquidity were negative € 242 million in 2021, versus negative € 235 million in 2020.

Noninterest expenses were € 1.0 billion in 2021, an increase of € 436 million, or 77%, compared to 2020. Noninterest expenses in 2021 included € 603 million of transformation-related expenses booked in Corporate & Other, partly related to a contract settlement and software impairments, principally triggered by the bank’s migration to the cloud. Expenses associated with shareholder activities as defined in the OECD Transfer Pricing guidelines not allocated to the business divisions were € 460 million in 2021, versus € 403 million in 2020.

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Noncontrolling interests are deducted from the profit before tax of the divisions and reversed in C orporate & O ther . These amounted to € 206 million in 2021, compared to € 169 million in 2020, mainly related to DWS.

Corporate & Other results at a glance

		Three months ended				Twelve months ended
in € m (unless stated otherwise)	Dec 31, 2021	Dec 31, 2020	Absolute Change	Change in %	Dec 31, 2021	Dec 31, 2020	Absolute Change	Change in %
Net revenues	(347)	(113)	(233)	N/M	(211)	(552)	340	(62)
Provision for credit losses	6	(3)	9	N/M	5	(4)	9	N/M
Noninterest expenses:
Compensation and benefits	764	775	(11)	(1)	3,012	3,217	(206)	(6)
General and administrative expenses	(579)	(551)	(28)	5	(2,008)	(2,652)	644	(24)
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	(0)	(0)	0	(99)	(0)	3	(3)	N/M
Total noninterest expenses	185	224	(38)	(17)	1,004	568	436	77
Noncontrolling interests	(71)	(50)	(21)	42	(206)	(169)	(37)	22
Profit (loss) before tax	(468)	(285)	(184)	65	(1,014)	(947)	(68)	7

Employees (full-time equivalent) [1]	30,064	29,587	477	2	30,064	29,587	477	2
N/M – Not meaningful
Prior year segmental information presented in the current structure.
[1] As of quarter end.

Capital Release Unit

The Capital Release Unit reported a loss before tax of € 1.4 billion in 2021, a reduction of 38% versus a loss of € 2.2 billion in 2020, primarily reflecting year on year cost reductions.

Net revenues were € 26 million in 2021, versus € 225 million negative in the prior year, as revenues from Prime Finance cost recovery and the loan portfolio were only partly offset by funding, risk management and de-risking impacts.

Noninterest expenses were € 1.4 billion, down 26% year on year. This development was primarily driven by a 35% reduction in adjusted costs, reflecting internal service charges, lower bank levy allocation and lower direct expenses.

In the fourth quarter, the Capital Release Unit reported a loss before tax of € 352 million, down 15% year on year. This development was primarily driven by a 25% year on year reduction in adjusted costs ex-transformation charges to € 237 million, while net revenues were € 5 million, up from a negative € 65 million in the prior year quarter.

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Leverage exposure was € 39 billion at year-end 2021, down from € 61 billion at the end of the previous quarter and from € 72 billion at the end of 2020. This progress partly reflected the transfer of Deutsche Bank’s Global Prime Finance and Electronic Equities businesses to BNP Paribas, which was successfully completed by the end of 2021, thereby meeting the target timeline.

Risk weighted assets were € 28 billion at the end of 2021, down from € 34 billion at the end of 2020 and ahead of the bank’s year-end 2022 target of € 32 billion.

Since its inception after the second quarter of 2019, the Capital Release Unit has reduced leverage exposure by 84% and RWAs by 57%. The loss before tax has been reduced by 57% since 2019.

Capital Release Unit results at a glance

	Three months ended				Twelve months ended
in € m (unless stated otherwise)	Dec 31, 2021	Dec 31, 2020	Absolute Change	Change in %	Dec 31, 2021	Dec 31, 2020	Absolute Change	Change in %
Net revenues	5	(65)	70	N/M	26	(225)	251	N/M
Provision for credit losses	(6)	(21)	15	(71)	(42)	29	(70)	N/M
Noninterest expenses:
Compensation and benefits	31	28	3	9	128	168	(40)	(24)
General and administrative expenses	333	343	(9)	(3)	1,306	1,774	(468)	(26)
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	(0)	2	(2)	N/M	(2)	5	(7)	N/M
Total noninterest expenses	363	373	(9)	(2)	1,432	1,947	(515)	(26)
Noncontrolling interests	0	0	0	N/M	0	(0)	0	N/M
Profit (loss) before tax	(352)	(417)	64	(15)	(1,364)	(2,200)	836	(38)

Total assets (in € bn) [1]	132	198	(66)	(33)	132	198	(66)	(33)
Employees (full-time equivalent) [1]	267	478	(211)	(44)	267	478	(211)	(44)
N/M – Not meaningful
Prior year segmental information presented in the current structure.
[1] As of quarter end

The figures in this release are preliminary and unaudited. The Annual Report 2021 and Form 20-F are scheduled to be published on March 11, 2022.

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For further information please contact:

Deutsche Bank AG
Media Contacts

Sebastian Kraemer-Bach	Christian Streckert
Phone: +49 69 910 43330	Phone: +49 69 910 38079
Email: mailto:sebastian.kraemer-bach@db.com	Email: mailto:christian.streckert@db.com

Charlie Olivier
Phone: +44 20 7545 7866
Email: charlie.olivier@db.com

Investor Relations
+49 800 910-8000 (Frankfurt)
db.ir@db.com

Analyst call

An analyst call to discuss fourth quarter and full-year 2021 financial results will take place at 13:00 CET today. An Earnings Report, Financial Data Supplement (FDS), presentation and audio webcast for the analyst conference call are available at: http://www.db.com/quarterly-results

A fixed income investor call will take place on January 28, 2022, at 15:00 CET. This conference call will be transmitted via internet: http://www.db.com/quarterly-results

About Deutsche Bank

Deutsche Bank provides retail and private banking, corporate and transaction banking, lending, asset and wealth management products and services as well as focused investment banking to private individuals, small and medium-sized companies, corporations, governments and institutional investors. Deutsche Bank is the leading bank in Germany with strong European roots and a global network.

Forward-looking statements contain risks

This release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in the light of new information or future events.

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By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our net revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 12, 2021, under the heading “Risk Factors” and in the “Risks and Opportunities” section of our Annual Report. Copies of these documents are readily available upon request or can be downloaded from http://www.db.com/ir .

Basis of Accounting

The results set forth herein are intended for U.S. investors and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB IFRS”).

By contrast, the results that the Group publishes for non-U.S. purposes are prepared in accordance with IFRS as endorsed by the European Union, including, from 2020, application of portfolio fair value hedge accounting for non-maturing deposits and fixed rate mortgages with pre-payment options (the “EU carve-out”). The Group’s IASB IFRS results differ from its EU IFRS results in that IASB IFRS does not permit use of the EU carve-out. For the three-month period ended December 31, 2021, application of the EU carve-out had a positive impact of € 148 million on profit before taxes and of € 102 million on profit. For the same time period in 2020 the application of the EU carve-out had a negative impact of € 48 million on profit before taxes and of € 26 million on profit. For the full-year 2021, application of the EU carve-out had a negative impact of € 128 million on profit before taxes and of € 85 million on profit. For the same time period in 2020 the application of the EU carve-out had a positive impact of € 18 million on profit before taxes and of € 12 million on profit. The Group’s regulatory capital and ratios thereof are also reported on the basis of the EU carve-out version of IAS 39. For the full-year 2021, application of the EU carve-out had a negative impact on the CET1 capital ratio of about 2 basis points and a positive impact of about 1 basis point for the full-year 2020. In any given period, the net effect of the EU carve-out can be positive or negative, depending on the fair market value changes in the positions being hedged and the hedging instruments.

Use of Non-GAAP Financial Measures

This report and other documents we have published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of our non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:

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Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
Adjusted Profit (loss) before tax, Profit (loss) attributable to Deutsche Bank shareholders, Profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon	Profit (loss) before tax
Revenues excluding specific items, Revenues on a currency-adjusted basis, Revenues adjusted for forgone revenues due to the BGH ruling	Net revenues

Adjusted costs, Adjusted costs excluding transformation charges, Adjusted costs excluding transformation charges and expenses eligible for reimbursement related to Prime Finance Finance	Noninterest expenses

Net assets (adjusted)	Total assets

Tangible shareholders’ equity, Average tangible shareholders’ equity, Tangible book value, Average tangible book value	Total shareholders’ equity (book value)
Post-tax return on average shareholders’ equity (based on profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon), adjusted post-tax return on equity measures	Post-tax return on average shareholders’ equity
Post-tax return on average tangible shareholders’ equity	Post-tax return on average shareholders’ equity
Tangible book value per basic share outstanding, Book value per basic share outstanding	Book value per share outstanding

Adjusted profit (loss) before tax is calculated by adjusting the profit (loss) before tax under IFRS for specific revenue items, transformation charges, impairments of goodwill and other intangibles, as well as restructuring and severance expenses.

Specific revenue items generally fall outside the usual nature or scope of the business and are likely to distort an accurate assessment of the divisional operating performance.

Revenues on a currency-adjusted basis are calculated by translating prior period revenues that were generated in non-euro currencies into euros at the foreign exchange rates that prevailed during the current period. These adjusted figures, and period-to-period percentage changes based thereon, are intended to provide information on the development of underlying business volumes.

Adjusted costs are calculated by deducting (i) impairment of goodwill and other intangible assets, (ii) net litigation charges and (iii) restructuring and severance (in total referred to as nonoperating costs) from noninterest expenses under IFRS.

Transformation charges are costs included in adjusted costs that are directly related to Deutsche Bank’s transformation as a result of the new strategy announced on July 7, 2019, and certain costs related to incremental or accelerated decisions driven by the changes in our expected operations due to the COVID-19 pandemic. Such charges include the transformation-related impairment of software and real estate, the accelerated software amortisation and other transformation charges like onerous contract provisions or legal and consulting fees related to the strategy execution.

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Transformation-related effects are financial impacts resulting from the strategy announced on July 7, 2019. These include transformation charges, goodwill impairments in the second quarter 2019, as well as restructuring and severance expenses from the third quarter 2019 onwards. In addition to the aforementioned pre-tax items, transformation-related effects on a post-tax basis include pro-forma tax effects on the aforementioned items and deferred tax asset valuation adjustments in connection with the transformation of the Group.

Expenses eligible for reimbursement related to Prime Finance: BNP Paribas and Deutsche Bank signed a master transaction agreement to provide continuity of service to Deutsche Bank’s Prime Finance and Electronic Equities clients. Under the agreement Deutsche Bank operated the platform until clients could be migrated to BNP Paribas by the end of 2021. Expenses of the transferred business were eligible for reimbursement by BNP Paribas.

For descriptions of non-GAAP financial measures and the adjustments made to the most directly comparable IFRS financial measures to obtain them, please refer to pages 17-25 of the financial data supplement which is available at: http://www.db.com/quarterly-results

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